Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

NioCorp Developments Ltd.

Denver, Colorado

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated September 1, 2016, relating to the consolidated financial statements of NioCorp Developments Ltd., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Spokane, Washington

September 22, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.